UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 10, 2023

LEO HOLDINGS CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39865	98-1574497
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Albany Financial Center South Ocean Blvd Suite #507 P.O. Box SP-63158 New Providence, Nassau, The Bahamas	NA
(Address of principal executive offices)	(Zip Code)

(310) 800-1000

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-quarter of one redeemable warrant	LHC.U	The New York Stock Exchange
Class A Ordinary Shares included as part of the units	LHC	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement or a Registrant.

On May 10, 2023, Leo Holdings Corp. II (the “Company” or “Leo”) drew an aggregate of $240,000 (the “Extension Funds”), pursuant to the Promissory Note, dated January 12, 2023 between the Company and Leo Investors II Limited Partnership (the “Note”), which Extension Funds the Company deposited into the Company’s trust account for its public shareholders. This deposit enables the Company to extend the date by which it must complete its initial business combination from May 12, 2023 to June 12, 2023 (the “Extension”). The Extension is the second of six one-month extensions permitted under the Company’s governing documents and provides the Company with additional time to complete its initial business combination. The Note does not bear interest and matures upon closing of the Company’s initial business combination. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. Up to $1,500,000 of the total principal amount of the Note may be converted, in whole or in part, at the option of the lender into warrants of the Company at a price of $1.50 per warrant, which warrants will be identical to the private placement warrants issued to the Leo Investors II Limited Partnership at the time of the initial public offering of the Company.

The foregoing description of the Note is qualified in its entirety by reference to the full text of the Note, which is incorporated by reference herein and filed herewith as Exhibit 10.1.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in Current Report on Form 8-K, including regarding the funding of the Company’s trust account to further extend the period for the Company to consummate an initial business combination. Many actual events and circumstances are beyond the control of World View Enterprises Inc. (“World View”) and Leo. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination is not obtained; the risk that the business combination may not be completed by Leo’s business combination deadline; failure to realize the anticipated benefits of the business combination; risks relating to the uncertainty of the projected financial information with respect to World View; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive business combination agreement; the effect of the announcement or pendency of the transaction on World View’s business relationships, operating results, and business generally; risks that the business combination disrupts current plans and operations of World View; risks relating to World View’s capital needs and ability to obtain adequate financing; the outcome of any legal proceedings that may be instituted against World View or against Leo related to the business combination or any related agreements; the ability to maintain the listing of Leo’s securities on a national securities exchange; changes in domestic and foreign business, market, financial, political, and legal conditions and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities; risks related to the rollout of World View’s business and the timing of expected business milestones; the effects of competition on World View’s business; the risks of operating and effectively managing growth in evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments; the risks to World View’s business if internal processes and information technology systems are not properly maintained; risks associated with World View’s operational dependence on independent contractors and third parties; risks associated with World View’s reliance on certain suppliers, including recent global supply chain slowdowns and disruptions; risks and uncertainties related to World View’s international operations, including possible restrictions on cross border investments which could harm World View’s financial position; ability to achieve improved margins and cost efficiency; continuing risks relating to the COVID 19 pandemic; and risks associated with World View’s ability to develop its products and achieve regulatory approvals or milestones on the timelines expected or at all.

The foregoing list of factors is not exhaustive. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus to Leo’s registration statement on Form S-1, as amended (File No. 333-249676), the Registration Statement (as defined below) filed with the Securities Exchange Comission (the “SEC”) by Leo and other documents filed or that may be filed by Leo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Leo or World View presently know or that Leo or World View currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Leo’s and World View’s expectations, plans or forecasts of future events and views as of the date of these communications. Leo and World View anticipate that subsequent events and developments will cause Leo’s and World View’s assessments to change. However, while Leo and World View may elect to update these forward-looking statements at some point in the future, Leo and World View specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Leo’s and World View’s assessments as of any date subsequent to the date of these communications. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in these communications is based on the estimates of World View and Leo management. World View and Leo obtained the industry, market and competitive position data used throughout these communications from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. World View and Leo believe their estimates to be accurate as of the date of these communications. However, this information may prove to be inaccurate because of the method by which World View or Leo obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

Additional Information

On April 7, 2023, the Company filed with the SEC a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which included a preliminary proxy statement/prospectus of the Company, which is both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed business combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the Registration Statement is declared effective, the Company will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Company’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus, when available, in connection with the Company’s solicitation of proxies for its shareholders’ meeting to be held to approve the business combination and related matters because the proxy statement/prospectus will contain important information about the Company and World View and the proposed business combination.

The definitive proxy statement/prospectus will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed business combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp. II, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom or by emailing brown@leo.holdings.

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Participants in the Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy from any investor or securityholder. However, Leo, World View and Leo Investors II Limited Partnership and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Leo’s shareholders with respect to the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Leo and World View in the proxy statement/prospectus relating to the proposed business combination filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

10.1	Promissory Note, dated January 12, 2023, by and between Leo Holdings Corp. II and Leo Investors II Limited Partnership

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 11, 2023	LEO HOLDINGS CORP. II

	By:	/s/ Lyndon Lea
	Name:	Lyndon Lea
	Title:	Chief Executive Officer

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EXHIBIT 10.1

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE MAKER THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

Total Principal Amount: up to $2,160,000	Dated as of January 12, 2023
(as set forth on the Schedule of Borrowings attached hereto)

Leo Holdings Corp. II, a Cayman Islands exempted company (the “Maker”), promises to pay to the order of Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership, or its registered assigns or successors in interest (the “Payee”), the Total Principal Amount (as defined below) in lawful money of the United States of America, on the terms and conditions described below. All payments on this Note shall be made by check or wire transfer of immediately available funds or as otherwise determined by the Maker to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1. Principal. The initial principal balance of this Note of $720,000, funded within two (2) business days of the date hereof by the Payee (the “Initial Principal Amount”), together with any funds drawn down by the Maker following the date hereof pursuant to Section 3 below (together with the Initial Principal Amount, the “Total Principal Amount”) shall be payable on the consummation of the Maker’s initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”). The Payee understands that if a Business Combination is not consummated, this Note will be repaid solely to the extent that the Maker has funds available to it outside of its trust account established in connection with its initial public offering of its securities (the “Trust Account” and such offering, the “IPO”), and that all other amounts will be contributed to capital, forfeited, eliminated or otherwise forgiven or eliminated.

2. Interest. No interest shall accrue on the unpaid principal balance of this Note.

3. Drawdown Requests. Maker and Payee agree that, in addition to the Initial Principal Amount, Maker may request an additional aggregate amount of up to $1,440,000, which may be drawn down in up to six equal tranches (each a “Drawdown Request”). Each Drawdown Request must be for two hundred and forty thousand $240,000 unless agreed upon by Maker and Payee. Payee shall fund each Drawdown Request no later than three (3) business days after receipt of a Drawdown Request. Once an amount is drawn down under this Note, it shall not be available for future Drawdown Requests even if prepaid. No fees, payments or other amounts shall be due to Payee in connection with, or as a result of, any Drawdown Request by Maker.

4. Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the payment in full of any late charges and finally to the reduction of the unpaid principal balance of this Note.

5. Events of Default. The following shall constitute an event of default (“Event of Default”):

(a) Failure to Make Required Payments. Failure by the Maker to pay the principal amount due pursuant to this Note within five (5) business days following the date when due.

(b) Voluntary Bankruptcy, Etc. The commencement by the Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of the Maker generally to pay its debts as such debts become due, or the taking of corporate action by the Maker in furtherance of any of the foregoing.

(c) Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of the Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days.

6. Remedies.

(a) Upon the occurrence of an Event of Default specified in Section 5(a) hereof, the Payee may, by written notice to the Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b) Upon the occurrence of an Event of Default specified in Sections 5(b) and 5(c), the unpaid principal balance of this Note, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of the Payee.

7. Conversion. Upon consummation of a Business Combination, the Payee shall have the option, but not the obligation, to convert up to $1,500,000 of the Total Principal Amount of this Note, in whole or in part at the option of the Payee, into warrants of the Maker (each, a “Warrant”), at a price of $1.50 per Warrant, each Warrant exercisable for one Class A ordinary share, $0.0001 par value per share, of the Maker. The Warrants shall be identical to the private placement warrants issued to the Sponsor at the time of the Maker’s IPO. As promptly as reasonably practicable after notice by the Payee to the Maker to convert the principal balance of this Note, in whole or in part, into Warrants, which notice must be made at least five (5) business days prior to the consummation of the Business Combination, and after the Payee’s surrender of this Note, the Maker shall have issued and delivered to the Payee, without any charge to Payee, a warrant certificate or certificates (issued in the name(s) requested by the Payee), or shall have made appropriate book-entry notation on the books and records of the Maker, in each case for the number of Warrants of the Maker issuable upon the conversion of this Note.

8. Covenants of the Maker. The Maker covenants that any Warrants issuable upon conversion of the Note, when so issued, will be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof.

9. Waivers. The Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by the Payee under the terms of this Note, and all benefits that might accrue to the Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and the Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by the Payee.

10. Unconditional Liability. The Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to the Maker or affecting the Maker’s liability hereunder.

11. Notices. All notices, statements or other documents which are required or contemplated by this Note shall be: (i) in writing and delivered personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party and (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

12. Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

13. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14. Trust Waiver. Notwithstanding anything herein to the contrary, the Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any monies in, or any distribution of or from, the Trust Account, and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever. The Payee hereby agrees not to make any Claim against the Trust Account (including any distributions therefrom), regardless of whether such Claim arises as a result of, in connection with or relating in any way to, this Note, or any other matter, and regardless of whether such Claim arises based on contract, tort, equity or any other theory of legal liability. To the extent the Payee commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Maker (including this Note), which proceeding seeks, in whole or in part, monetary relief against the Maker, the Payee hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such Claim shall not permit the Maker (or any person claiming on its behalf or in lieu of it) to have any Claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

15. Tax Treatment. In each case for U.S. federal income tax and all other applicable tax purposes, the Maker and the Payee agree to treat this Note in part as an equity interest in the Maker and in part as a contingent right to acquire Warrants (and not as indebtedness), and shall take no contrary position on any tax return or before any taxing authority (unless otherwise required by law). The Maker and the Payee shall reasonably cooperate to structure (i) any conversion of this Note in connection with a Business Combination and (ii) any contribution, forfeiture or elimination of this Note pursuant to Section 1 in a manner that is tax-efficient for the Maker and the Payee, taking into account the terms of any Business Combination.

16. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

17. Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

Leo Holdings Corp. II

By:	/s/ Simon Brown
Name:	Simon Brown
Title:	Secretary

Agreed and Acknowledged:

Leo Investors II Limited Partnership

By: Leo Investors GP II Ltd, its general partner

By:	/s/ Simon Brown
Name: Simon Brown
Title: Director

[Signature Page to Promissory Note]

SCHEDULE OF BORROWINGS

The following increases or decreases in this Promissory Note have been made:

Date of Increase or Decrease	Amount of decrease in Principal Amount of this Promissory Note	Amount of increase in Principal Amount of this Promissory Note	Principal Amount of this Promissory Note following such decrease or increase
January 12, 2023	—	$720,000	$720,000
April 11, 2023	—	$240,000	$960,000
May 10, 2023	—	$240,000	$1,200,000